ORRICK, HERRINGTON & SUTCLIFFE LLP
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January 2, 2009	Lowell D. Ness
(650) 614-7455
lness@orrick.com
Via EDGAR
Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission (Mail Stop 4561)
100 F Street, N.E.
Washington, D.C. 20549

Re:	VirnetX Holding Corporation Amendment No. 6 to Registration Statement on Form S-1 (File No. 333-156345)
Dear Ms. Jacobs:
On behalf of VirnetX Holding Corporation, a Delaware corporation (the “Company”), filed herewith is the Company’s Amendment No. 6 to its registration statement on Form S-1 (the “Amendment”).
The principal change reflected in the Amendment is that the offering of 3,000,000 shares of the Company’s common stock and associated warrants to purchase 4,500,000 shares of the Company’s common stock contemplated thereby is now to be made pursuant to a firm-commitment underwriting, with. Gilford Securities Incorporated (“Gilford”) acting as underwriter, rather than by way of a best-efforts placement. Consistent with this change, the underwriter will have an over-allotment option to purchase up to an additional 450,000 shares and associated warrants to purchase up to an additional 625,000 shares.
Should you have any questions, please contact me at (650) 614-7455.
Thank you in advance for your continued assistance with the Company’s offering.
Very truly yours,
/s/ Lowell D. Ness
Lowell D. Ness

cc:	Matthew Crispino (Securities and Exchange Commission) Kendall Larsen (VirnetX Holding Corporation)